JETPACK AVIATION
STATEMENT OF STOCKHOLDER'S EQUITY
NOVEMBER 1, 2016
(unaudited)

As prepared by Jetpack Aviation, Inc.

	Common Stock				
Balance upon Inception	Shares	Amount	Subscription Receivable	Retained Earnings	Total Stockholder's Equity
	0	$ -	$ -	$ -	$ -